                                                Filed Pursuant to Rule 424(b)(5)
                                            Registration Statement No. 333-65903

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 27, 1998)

                                 $1,400,000,000
                                  Safeway Inc.
                     $400,000,000 5 3/4% NOTES DUE 2000
                     $400,000,000 5 7/8% NOTES DUE 2001
                     $350,000,000 6.05% NOTES DUE 2003
                     $250,000,000 6 1/2% NOTES DUE 2008

[SAFEWAY INC. LOGO]

                            ------------------------

                   Interest payable on May 15 and November 15

                            ------------------------

     WE MAY, AT ANY TIME, REDEEM THE NOTES DUE 2003 OR THE NOTES DUE 2008,
        IN WHOLE OR IN PART, AT THE REDEMPTION PRICES DESCRIBED HEREIN.

                            ------------------------

          NOTES DUE 2000 -- PRICE 99.774% AND ACCRUED INTEREST, IF ANY

          NOTES DUE 2001 -- PRICE 99.713% AND ACCRUED INTEREST, IF ANY

          NOTES DUE 2003 -- PRICE 99.828% AND ACCRUED INTEREST, IF ANY

          NOTES DUE 2008 -- PRICE 99.708% AND ACCRUED INTEREST, IF ANY
                            ------------------------

                                                       UNDERWRITING DISCOUNTS
                                     PRICE TO PUBLIC      AND COMMISSIONS       PROCEEDS TO COMPANY
                                     ---------------   ----------------------   -------------------
Per Notes Due 2000.................     99.774%             .250%                   99.524%
     Total.........................   $399,096,000           $1,000,000            $398,096,000
Per Notes Due 2001.................     99.713%             .350%                   99.363%
     Total.........................   $398,852,000           $1,400,000            $397,452,000
Per Notes Due 2003.................     99.828%             .600%                   99.228%
     Total.........................   $349,398,000           $2,100,000            $347,298,000
Per Notes Due 2008.................     99.708%             .650%                   99.058%
     Total.........................   $249,270,000           $1,625,000            $247,645,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriters expect to deliver the notes to purchasers on November 9, 1998.
                            ------------------------

MORGAN STANLEY DEAN WITTER
          BT ALEX. BROWN
                     CHASE SECURITIES INC.
                               LEHMAN BROTHERS
                                         MERRILL LYNCH & CO.
                                                SALOMON SMITH BARNEY
                            ------------------------

FIRST CHICAGO CAPITAL MARKETS, INC.                       SCOTIA CAPITAL MARKETS

November 3, 1998

                  [GRAPHIC OF SAFEWAY OPERATING TERRITORIES]

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Forward-Looking Statements..................................   S-4
Prospectus Supplement Summary...............................   S-5
Use of Proceeds.............................................   S-8
Capitalization..............................................   S-9
Selected Financial Data.....................................  S-10
Business....................................................  S-12
Description of the Securities...............................  S-16
Underwriters................................................  S-24
Legal Matters...............................................  S-25

                                   PROSPECTUS

                                                              PAGE
                                                              ----
About this Prospectus.......................................    1
Where You Can Find More Information.........................    1
Disclosure Regarding Forward-Looking Statements.............    2
The Company.................................................    2
Use of Proceeds.............................................    3
Ratio of Earnings to Fixed Charges..........................    4
Description of Debt Securities..............................    4
Plan of Distribution........................................   11
Legal Matters...............................................   12
Experts.....................................................   13

                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell the securities, and seeking offers to buy the securities, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the date of the accompanying prospectus, regardless of the time of delivery of this prospectus supplement or any sales of the securities. In this prospectus supplement and the accompanying prospectus, unless otherwise indicated, the "Company," "we," "us" and "our" refer to Safeway Inc. and its subsidiaries.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Such statements relate to, among other things, capital expenditures, cost reduction, cash flow and operating improvements and are indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "the Company believes," "the Company intends," "we believe," "we intend" and similar words or phrases. The following factors are among the principal factors that could cause actual results to differ materially from the forward-looking statements:

        - general business and economic conditions in our operating regions, including the rate of inflation/ deflation, population, employment and job growth in our markets;

        - pricing pressures and other competitive factors, which could include pricing strategies, store openings and remodels;

        - results of our programs to reduce costs;

        - the ability to integrate any companies we acquire and achieve operating improvements at those companies;

        - relations with union bargaining units;

        - issues arising from addressing year 2000 information technology issues;

        - opportunities or acquisitions we pursue;

        - conditions to the acquisitions of Dominick's Supermarkets, Inc. and Carr-Gottstein Foods Co., including regulatory approval, which could affect the timing of these acquisitions; and

        - the availability and terms of financing.

     Consequently, actual events and results may vary significantly from those included in or contemplated by or implied by such statements.

                         PROSPECTUS SUPPLEMENT SUMMARY

                                  THE COMPANY

     We are currently the second largest food and drug chain in North America (based on sales), with 1,381 stores at September 12, 1998. There have been several previously announced mergers or acquisitions in the food retailing business, including acquisitions we are making and those of our competitors. After the completion of these transactions, we expect to be the third largest food and drug chain in North America. Our U.S. retail operations are located principally in northern California, southern California, Oregon, Washington, Colorado, Arizona and the Mid-Atlantic region. Our Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of our retail operations, we have an extensive network of distribution, manufacturing and food processing facilities.

     In April 1997, we completed a merger with The Vons Companies, Inc. ("Vons") pursuant to which we issued 83.2 million shares of our common stock for all of the shares of Vons common stock that we did not already own. We also hold a 49% interest in Casa Ley, S.A. de C.V. which, as of September 12, 1998, operated 75 food and general merchandise stores in western Mexico.

RECENTLY ANNOUNCED ACQUISITIONS

     Dominick's Acquisition. On October 13, 1998, we signed a definitive agreement to acquire all of the outstanding shares of Dominick's Supermarkets, Inc. ("Dominick's") for $49 cash per share, or a total of approximately $1.2 billion. At August 8, 1998, Dominick's had outstanding approximately $646 million of debt, most of which we will repay in connection with that transaction.

     Dominick's operates 111 stores in the greater Chicago metropolitan area and owns and operates two primary distribution facilities and a dairy processing plant.

     We commenced a cash tender offer for all of Dominick's outstanding shares on October 19, 1998, and that tender offer is currently set to expire on November 16, 1998. Affiliates of The Yucaipa Companies and Apollo Advisors, L.P. that own approximately 41% of the outstanding shares have agreed to tender their shares in the tender offer and have granted us options to buy their shares at $49 cash per share upon termination of the definitive agreement in certain circumstances. Following the successful completion of the tender offer, the definitive agreement provides that a wholly owned subsidiary of Safeway will be merged with Dominick's, with Dominick's surviving as our wholly owned subsidiary.

     The acquisition of Dominick's is subject to a number of conditions, including the valid tender in the tender offer of a majority of Dominick's outstanding shares (determined on a fully diluted basis, excluding shares issuable upon exercise of a warrant held by The Yucaipa Companies), the receipt of certain regulatory approvals and other customary closing conditions. Although we cannot assure you that all of these conditions will be satisfied or waived, we believe we will complete the transaction before the end of 1998.

     Carr-Gottstein Acquisition. On August 6, 1998, we signed a definitive agreement to acquire all of the outstanding shares of Carr-Gottstein Foods Co. ("Carr-Gottstein") for $12.50 per share, or a total of approximately $110 million, in a cash merger transaction. In addition, at June 28, 1998, Carr-Gottstein had outstanding approximately $224 million of debt, substantially all of which we will repay in connection with that transaction.

     Carr-Gottstein is the leading food and drug retailer in Alaska, with 49 stores (including liquor and tobacco stores) primarily located in Anchorage, as well as Fairbanks, Juneau, Kenai and other Alaska communities. Carr-Gottstein is Alaska's highest-volume alcoholic beverage retailer through its chain of 17 wine and liquor stores operated under the name Oaken Keg Spirit Shops. Carr-Gottstein also operates seven specialty tobacco stores under the name The Great Alaska Tobacco Company. In addition, Carr-Gottstein's vertically integrated organization includes freight transportation operations and a full-line food warehouse and distribution center.

     The definitive agreement requires Carr-Gottstein to call a special meeting of its stockholders where they will be asked to approve the merger of one of our wholly owned subsidiaries with Carr-Gottstein, with Carr-Gottstein surviving as our wholly owned subsidiary. An affiliate of Leonard Green & Associates owns approximately 35% of the outstanding shares and has agreed to vote its shares in favor of the transaction. Upon completion of the merger, each outstanding Carr-Gottstein share will be converted into the right to receive $12.50 in cash.

     The acquisition of Carr-Gottstein is subject to a number of conditions, including the approval of a majority of Carr-Gottstein's outstanding shares, certain regulatory approvals and other customary closing conditions. We and Carr-Gottstein have received a request for additional information from the Federal Trade Commission, and both companies are in the process of compiling information in response to this request.

     In late October 1998, an Alaska consumer group and five individuals filed a purported class-action lawsuit in Alaska state court seeking an injunction to prevent our merger with Carr-Gottstein. We and Carr-Gottstein believe the lawsuit is without merit and intend to defend the lawsuit vigorously. Although we cannot assure you that all of the conditions to the merger will be satisfied or waived, or that this lawsuit will be resolved to our satisfaction, we believe we will complete the transaction in early 1999.

     Financing the Acquisitions. We intend to finance the acquisitions of Dominick's and Carr-Gottstein with a combination of bank borrowings and commercial paper proceeds. In addition to our existing credit agreement and commercial paper program, we have recently secured the commitment of a group of lenders to provide up to $500 million of borrowings under a 364-day credit facility. See "Use of Proceeds."

     After we complete these acquisitions, we will operate more than 1,500 stores in 19 states, the District of Columbia and five Canadian provinces. We intend to continue to focus on three key priorities, (1) controlling costs, (2) increasing sales and (3) improving capital management, to enhance the performance of our operations, including the operations of Dominick's and Carr-Gottstein.

     Our sales and net income for 1997 were $22.5 billion and $557.4 million, respectively. Dominick's had 1997 revenues of $2.6 billion, and Carr-Gottstein's 1997 revenues were $589 million.

     Our principal executive offices are located at 5918 Stoneridge Mall Road, Pleasanton, California 94588, and our telephone number is (925) 467-3000.

                                 NOTES DUE 2000

SECURITIES OFFERED............   $400,000,000 principal amount of 5 3/4% Notes
                                 Due 2000.

MATURITY DATE.................   The Notes Due 2000 will mature on November 15,
                                 2000.

INTEREST RATE.................   5 3/4% per annum, accruing from November 9,
                                 1998.

OPTIONAL REDEMPTION...........   We may not redeem the Notes Due 2000 before
                                 maturity.

                                 NOTES DUE 2001

SECURITIES OFFERED............   $400,000,000 principal amount of 5 7/8% Notes
                                 Due 2001.

MATURITY DATE.................   The Notes Due 2001 will mature on November 15,
                                 2001.

INTEREST RATE.................   5 7/8% per annum, accruing from November 9,
                                 1998.

OPTIONAL REDEMPTION...........   We may not redeem the Notes Due 2001 before
                                 maturity.

                                 NOTES DUE 2003

SECURITIES OFFERED............   $350,000,000 principal amount of 6.05% Notes
                                 Due 2003.

MATURITY DATE.................   The Notes Due 2003 will mature on November 15,
                                 2003.

INTEREST RATE.................   6.05% per annum, accruing from November 9,
                                 1998.

OPTIONAL REDEMPTION...........   We may redeem the Notes Due 2003 in whole or in
                                 part at any time at a redemption price
                                 described herein plus accrued interest to the date of redemption.

                                 NOTES DUE 2008

SECURITIES OFFERED............   $250,000,000 principal amount of 6 1/2% Notes
                                 Due 2008.

MATURITY DATE.................   The Notes Due 2008 will mature on November 15,
                                 2008.

INTEREST RATE.................   6 1/2% per annum, accruing from November 9,
                                 1998.

OPTIONAL REDEMPTION...........   We may redeem the Notes Due 2008 in whole or in
                                 part at any time at a redemption price
                                 described herein plus accrued interest to the date of redemption.

                     CERTAIN COMMON TERMS OF THE SECURITIES

INTEREST PAYMENT DATES........   May 15 and November 15, commencing May 15,
                                 1999.

COVENANTS.....................   The indenture contains covenants that limit our
                                 ability and our subsidiaries' ability to incur liens secured by our indebtedness and to engage in sale and lease-back transactions. See
                                 "Description of the Securities -- Covenants."

LIMITATION ON INCURRENCE
  OF NEW DEBT.................   The indenture does not limit the amount of debt
                                 that we may issue or provide holders any protection should we be involved in a highly leveraged transaction.

RANKING.......................   The securities will rank equal to all of our
                                 other existing and future senior unsecured indebtedness.

                                USE OF PROCEEDS

     We anticipate our net proceeds from the sale of these securities to be $1.389 billion after deducting underwriting discounts and commissions and estimated offering expenses. We expect to use the net proceeds to reduce indebtedness under our commercial paper program and our bank credit agreement. Any remaining proceeds will be invested in short-term interest-bearing instruments or other investment-grade securities. We anticipate using those remaining proceeds, issuing commercial paper, borrowing under the bank credit agreement and/or borrowing under a new 364-day credit facility to fund our acquisitions of Dominick's and Carr-Gottstein, which will total approximately $1.3 billion. In addition, based on debt outstanding of Dominick's as of August 8, 1998 and of Carr-Gottstein as of June 28, 1998, we expect to repay approximately $700 million of their outstanding indebtedness. The actual amount we repay will vary from $700 million because that outstanding indebtedness will change prior to the closing of those transactions.

                                 CAPITALIZATION

     The following table sets forth our short-term debt and capitalization as of September 12, 1998, as adjusted to give effect to this offering of securities. You should read this table in conjunction with our consolidated financial statements and accompanying notes which we incorporate herein by reference. See "Where You Can Find More Information" in the accompanying prospectus.

                                                                   SEPTEMBER 12, 1998
                                                              -----------------------------
                                                               ACTUAL     AS ADJUSTED(1)(2)
                                                              --------    -----------------
                                                                      (IN MILLIONS)
Short-Term Debt.............................................  $  313.6        $  313.6
                                                              ========        ========
Long-Term Debt
  Bank Credit Agreement.....................................  $   77.1        $     --
  Securities offered hereby.................................        --         1,400.0
  Other long-term debt......................................   2,129.2           873.2
  Obligations under capital leases..........................     212.2           212.2
  Other notes payable.......................................     122.0           122.0
                                                              --------        --------
          Total long-term debt..............................   2,540.5         2,607.4
                                                              --------        --------
Stockholders' equity
  Common Stock, par value $.01 per share; 486.0 shares
     outstanding, after deducting 60.8 treasury shares(3)...       5.5             5.5
  Additional paid-in capital................................   1,245.5         1,245.5
  Unexercised warrants purchased............................    (322.7)         (322.7)
Cumulative translation adjustments..........................     (17.0)          (17.0)
Retained earnings...........................................   1,866.7         1,866.7
                                                              --------        --------
          Total stockholders' equity........................   2,778.0         2,778.0
                                                              --------        --------
          Total capitalization..............................  $5,318.5        $5,385.4
                                                              ========        ========

---------------
(1) Assumes we sell $1.4 billion aggregate principal amount of securities and apply the proceeds to repay outstanding indebtedness under our commercial paper program and our bank credit agreement and the remaining proceeds are invested in short-term interest-bearing instruments or other investment-grade securities.

(2) In order to finance the acquisitions of Dominick's and Carr-Gottstein, we expect to use the remaining proceeds from this offering, issue commercial paper and/or borrow under our bank credit facilities, which will total approximately $1.3 billion. In addition, based on debt outstanding of Dominick's as of August 8, 1998 and of Carr-Gottstein as of June 28, 1998, we expect to repay approximately $700 million of their $870 million of outstanding indebtedness. See "Use of Proceeds."

(3) Does not include up to 38.8 million shares of common stock issuable upon exercise of outstanding stock options and 18.4 million shares of common stock issuable upon exercise of outstanding warrants.

                            SELECTED FINANCIAL DATA

                         SAFEWAY INC. AND SUBSIDIARIES

     The financial data below are derived from our audited consolidated financial statements, except for the financial data for the 36-week periods ended September 12, 1998 and September 6, 1997, which are derived from unaudited financial statements. You should read the selected financial data in conjunction with our consolidated financial statements and accompanying notes, which we have incorporated by reference herein. In the opinion of our management, the results of operations for the 36 weeks ended September 12, 1998 and September 6, 1997 contain all adjustments that are of a normal and recurring nature necessary to present fairly the financial position and results of operations for these periods. The results for the 36 weeks ended September 12, 1998 are not necessarily indicative of the results expected for the full year.

           (DOLLARS IN MILLIONS, EXCEPT RATIOS AND PER-SHARE AMOUNTS)

                                      36 WEEKS ENDED
                                  ----------------------       53           52           52           52           52
                                  SEPT. 12,    SEPT. 6,       WEEKS        WEEKS        WEEKS        WEEKS        WEEKS
                                    1998        1997(1)      1997(1)       1996         1995         1994         1993
                                  ---------    ---------    ---------    ---------    ---------    ---------    ---------
RESULTS OF OPERATIONS:
Sales...........................  $16,561.6    $14,698.4    $22,483.8    $17,269.0    $16,397.5    $15,626.6    $15,214.5
                                  ---------    ---------    ---------    ---------    ---------    ---------    ---------
Gross profit....................    4,836.4      4,203.4      6,414.7      4,774.2      4,492.4      4,287.3      4,123.3
Operating and administrative
  expense.......................   (3,746.5)    (3,363.3)    (5,135.0)    (3,882.5)    (3,765.0)    (3,675.2)    (3,681.8)
                                  ---------    ---------    ---------    ---------    ---------    ---------    ---------
Operating profit................    1,089.9        840.1      1,279.7        891.7        727.4        612.1        441.5
Interest expense................     (153.2)      (163.7)      (241.2)      (178.5)      (199.8)      (221.7)      (265.5)
Equity in earnings of
  unconsolidated affiliates.....       16.7         25.6         34.9         50.0         26.9         27.3         33.5
Other income, net...............        1.9          2.1          2.9          4.4          2.0          6.4          6.8
                                  ---------    ---------    ---------    ---------    ---------    ---------    ---------
Income before income taxes and
  extraordinary loss............      955.3        704.1      1,076.3        767.6        556.5        424.1        216.3
Income taxes....................     (403.6)      (297.5)      (454.8)      (307.0)      (228.2)      (173.9)       (93.0)
                                  ---------    ---------    ---------    ---------    ---------    ---------    ---------
Income before extraordinary
  loss..........................      551.7        406.6        621.5        460.6        328.3        250.2        123.3
Extraordinary loss, net of tax
  benefit of $41.1, $41.1 $1.3
  and $6.7......................         --        (64.1)       (64.1)          --         (2.0)       (10.5)          --
                                  ---------    ---------    ---------    ---------    ---------    ---------    ---------
Net income......................  $   551.7    $   342.5    $   557.4    $   460.6    $   326.3    $   239.7    $   123.3
                                  =========    =========    =========    =========    =========    =========    =========
Diluted earnings per share:
  Income before extraordinary
    loss........................  $    1.09    $    0.82    $    1.25    $    0.97    $    0.68    $    0.51    $    0.25
  Extraordinary loss............         --        (0.13)       (0.13)          --           --        (0.02)          --
                                  ---------    ---------    ---------    ---------    ---------    ---------    ---------
  Net income....................  $    1.09    $    0.69    $    1.12    $    0.97    $    0.68    $    0.49    $    0.25
                                  =========    =========    =========    =========    =========    =========    =========
FINANCIAL STATISTICS:
Identical-store sales(2)(3).....        4.2%         0.8%         1.3%         5.1%         4.6%         4.4%         2.1%
Comparable-store sales(2).......        4.8          2.5          2.2          6.1          5.5          5.0          3.5
Gross profit margin.............      29.20        28.60        28.53        27.65        27.40        27.44        27.10
Operating and administrative
  expense as a percent of
  sales.........................      22.62        22.88        22.84        22.48        22.96        23.52        24.20
Operating profit margin.........       6.58         5.72          5.7          5.2          4.4          3.9          2.9
Operating cash flow(4)..........  $ 1,451.1    $ 1,148.9    $ 1,732.3    $ 1,239.5    $ 1,068.6    $   947.6    $   777.0
Operating cash flow margin......       8.76%        7.82%        7.70%        7.18%        6.52%        6.06%        5.11%
Capital expenditures(5).........  $   538.1    $   379.6    $   829.4    $   620.3    $   503.2    $   352.2    $   290.2
Depreciation and amortization...      354.7        304.4        455.8        338.5        329.7        326.4        330.2
Total assets....................    8,603.4      8,176.2      8,493.9      5,545.2      5,194.3      5,022.1      5,074.7
Total debt......................    2,854.1      3,353.2      3,340.3      1,984.2      2,190.2      2,196.1      2,689.2
Stockholders' equity............    2,778.0      1,921.5      2,149.0      1,186.8        795.5        643.8        382.9
Weighted average shares
  outstanding -- diluted (in
  millions).....................      508.1        494.6        497.7        475.7        481.2        494.2        493.8
Ratio of earnings to fixed
  charges(6)....................       5.01x        3.97x        4.10x        3.63x        2.81x        2.28x        1.51x
OTHER STATISTICS:
Vons stores acquired in 1997....         --          316          316           --           --           --           --
Total stores at period-end......      1,381        1,367        1,368        1,052        1,059        1,062        1,078
Remodels completed during the
  period(7).....................        N/A          N/A          181          141          108           71           45
Total retail square footage at
  period-end (in millions)......       53.8         52.0         53.2         40.7         40.1         39.5         39.4

---------------
(1) We completed our acquisition of Vons on April 8, 1997. The results of operations of Vons are included in our results of operations as of the beginning of the second quarter of 1997.

(2) Reflects sales increases for stores (including Vons stores for the final 41 weeks of 1997 and 1998) operating the entire measurement period in both the current and prior periods. The 1997 and 1996 annual identical-store sales and comparable-store sales exclude British Columbia stores, which were closed during a labor dispute in 1996.

(3) Excludes replacement stores.

(4) Defined as FIFO earnings before income taxes, interest, depreciation, amortization, income from unconsolidated affiliates and extraordinary losses. Operating cash flow is similar to net cash flow from operations (which is presented in our Condensed Consolidated Statements of Cash Flows incorporated in this prospectus supplement by reference) because it excludes certain noncash items. However, operating cash flow also excludes interest expense and income taxes. Management believes that operating cash flow is relevant because it assists investors in evaluating our ability to service our debt by providing a commonly used measure of cash available to pay interest, and it facilitates comparisons of our results of operations with those of companies having different capital structures. Other companies may define operating cash flow differently, and, as a result, those measures may not be comparable to our operating cash flow.

(5) Defined under "Business -- Capital Expenditure Program."

(6) For these ratios, "earnings" represents income before income taxes, extraordinary loss, equity in earnings of unconsolidated affiliates, minority interest in subsidiary and fixed charges (other than capitalized interest). "Fixed charges" represents interest on indebtedness (including capitalized interest) and a share of rental expense which is deemed to be representative of the interest factor.

(7) Defined as store projects (other than maintenance) generally requiring expenditures in excess of $200,000.

                                    BUSINESS

     We are currently the second largest food and drug chain in North America (based on sales), with 1,381 stores at September 12, 1998. There have been several previously announced mergers or acquisitions in the food retailing business, including acquisitions we are making and those of our competitors. After the completion of these transactions, we expect to be the third largest food and drug chain in North America. Our U.S. retail operations are located principally in northern California, southern California, Oregon, Washington, Colorado, Arizona and the Mid-Atlantic region. Our Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of our retail operations, we have an extensive network of distribution, manufacturing and food processing facilities.

     In April 1997, we completed a merger with Vons pursuant to which we issued
83.2 million shares of our common stock for all of the shares of Vons common stock that we did not already own. We also hold a 49% interest in Casa Ley, S.A. de C.V. which, as of September 12, 1998, operated 75 food and general merchandise stores in western Mexico.

     After we complete the acquisitions of Dominick's and Carr-Gottstein, we will operate more than 1,500 stores in 19 states, the District of Columbia and five Canadian provinces. We intend to continue to focus on three key priorities,
(1) controlling costs, (2) increasing sales and (3) improving capital management, to enhance the performance of our operations, including the operations of Dominick's and Carr-Gottstein.

     Our sales and net income for 1997 were $22.5 billion and $557.4 million, respectively. Dominick's had 1997 revenues of $2.6 billion, and Carr-Gottstein's 1997 revenues were $589 million.

     We may not be able to complete the acquisitions of Dominick's or Carr-Gottstein because one or more of the conditions to those transactions may not be satisfied. Even if we do consummate these transactions, there is a risk that we may not be able to implement programs to enhance the performance of operations at Dominick's or Carr-Gottstein in a timely manner, if at all. If we do achieve success in any one area, that success may be diluted by our inability to produce results in another. These acquisitions also present certain risks with regard to the integration of Dominick's and Carr-Gottstein with Safeway, including risks relating to coordinating different operations and integrating personnel and corporate cultures. We cannot assure you that we will be able to integrate these operations effectively or in a timely manner. If we are not successful in integrating these operations, our financial results could be adversely affected.

OPERATING STRATEGY

     During the past five years, our management team has demonstrated proficiency at turning around underperforming assets. Central to its success is a simple but powerful formula that focuses on three key priorities: (1) controlling costs, (2) increasing sales and (3) improving capital management. Management's focus on these three priorities has produced significant progress in the following key measures of financial performance:

        - Identical-store sales growth

        - Expense ratio reduction

        - Working capital management

        - Operating cash flow margin

        - Earnings per share growth

     We continue to be focused on these same three priorities and expect continued improvement, but we cannot assure you as to the future results we will be able to achieve.

  Controlling Costs

     We have focused on controlling and reducing elements of our cost of sales through:

        - better buying practices;

        - lower advertising expenses;

        - distribution efficiencies;

        - manufacturing plant closures and consolidations;

        - improved category management; and

        - increased private label mix.

     Our efforts to control or reduce operating and administrative expenses have included overhead reduction in our administrative support functions, negotiation of competitive labor agreements, store level work simplification, consolidation of our information technology operations, elimination of certain corporate perquisites and the general encouragement of a "culture of thrift" among employees.

  Increasing Sales

     We have increased sales by achieving and maintaining competitive pricing, improving store standards, enhancing customer service and offering high quality products. Our efforts to upgrade store standards have focused on improving store appearance, in-stock condition, employee friendliness and speed of checkout. We have over 850 premium corporate brand products under the "Safeway SELECT" banner and recently added "Great Meal Combos," a line of prepared entrees and side dishes, to our deli offerings. Since our merger with Vons, we have been applying certain sales strategies that each of Safeway and Vons have employed successfully. For example, we have introduced in all of our Safeway operating areas the Safeway Club Card (a customer loyalty program designed to reward frequent shoppers) which was inspired by a similar program at Vons.

  Improving Capital Management

     Our capital management has improved in two key areas: capital expenditures and working capital. In the capital expenditure area, we have expanded our use of standardized layouts and centralized purchasing agreements for building materials, fixtures and equipment for our new stores and remodels. As a result, our new store prototype is less expensive to build and more efficient to operate than the stores we and Vons previously built and operated. These lower project costs, coupled with our improved operations, have allowed us to improve our returns on capital investment. Working capital invested in the business has declined substantially since year-end 1993, primarily through lower warehouse inventory levels and improved payables management.

RETAIL OPERATIONS

  Stores

     We operate stores ranging in size from approximately 5,900 square feet to over 89,000 square feet. We determine the size of a new store based on a number of considerations, including the needs of the community the store serves, the location and site plan, and the estimated return on capital invested. Our primary new store prototype is 55,000 square feet and is designed to accommodate changing consumer needs and to achieve certain operating efficiencies. Most stores offer a wide selection of both food and general merchandise and feature a variety of specialty departments such as bakery, delicatessen, floral and pharmacy. In most of our larger stores, specialty departments are showcased in each corner and along the perimeter walls of the store to create a pleasant shopping atmosphere.

  Merchandising

     Our operating strategy is to provide value to our customers by maintaining high store standards and a wide selection of high quality products at competitive prices. We emphasize high quality perishables, such as produce and meat, and specialty departments, including in-store bakery, delicatessen, floral and pharmacy, designed to provide one-stop shopping for today's busy shoppers.

     We have developed a line of over 850 premium corporate brand products under the "Safeway SELECT" banner. These products include, among others, soft drinks, pasta and pasta sauces, salsa, whole bean coffee, cookies, ice cream, yogurt, pet food and laundry detergent. The line also includes Safeway SELECT "Healthy Advantage" items such as low-fat ice cream and low-fat cereal bars, and Safeway SELECT "Gourmet Club" frozen entrees and hors d'oeuvres.

DISTRIBUTION

     Each of our ten retail operating areas is served by a regional distribution center consisting of one or more facilities. We have 13 distribution/warehousing centers (ten in the United States and three in Canada), which collectively provide the majority of all products to our stores. Our distribution centers in northern California and British Columbia are operated by a third party. Management regularly reviews distribution operations focusing on whether these operations support their operating areas in a cost-effective manner. As a result of such reviews, we are constructing a replacement distribution center in Maryland which we expect to complete by the end of 1998.

CAPITAL EXPENDITURE PROGRAM

     A component of our long-term strategy is our capital expenditure program. Our capital expenditure program funds new stores, remodels, information technology advances, and other facilities, including plant and distribution facilities and corporate headquarters. In the last several years, our management has significantly strengthened our program to select and approve new capital investments, resulting in improved returns on investment.

     The table below reconciles for the last three fiscal years cash paid for property additions reflected in our consolidated statements of cash flows to our broader definition of capital expenditures, excluding Vons, and also details changes in our store base during such period:

                                                               1997      1996      1995
                                                              ------    ------    ------
                                                                (DOLLARS IN MILLIONS)
Cash paid for property additions............................  $758.2    $541.8    $450.9
Less: Purchases of previously leased properties.............   (28.2)    (13.2)     (9.9)
Plus: Present value of all lease obligations incurred.......    91.3      91.7      62.2
     Mortgage notes assumed in property acquisitions........     0.9        --        --
     Vons first quarter expenditures........................     7.2        --        --
                                                              ------    ------    ------
          Total capital expenditures........................  $829.4    $620.3    $503.2
                                                              ======    ======    ======
Capital expenditures as a percent of sales..................     3.7%      3.6%      3.1%
Vons stores acquired........................................     316        --        --
New stores opened...........................................      37        30        32
Stores closed or sold.......................................      37        37        35
Remodels....................................................     181       141       108
          Total retail square footage at year-end (in
            millions).......................................    53.2      40.7      40.1

     Improved operations and lower project costs have raised the return on capital projects, allowing us to increase capital expenditures. Our capital expenditures in fiscal 1998 are expected to increase to approximately $1.0 billion and will be used primarily to open about 40 new stores, complete more than 200 remodels and finish construction of the Maryland distribution center.

ACQUISITIONS

     Our management believes that the supermarket industry in North America is fragmented and that there may be opportunities to make other acquisitions that would enhance our long-term growth. Our criteria for considering acquisition targets include, but are not limited to, strong market share and the potential for improving operating cash flow margin. These criteria are subject to review and modification from time to time. We cannot assure you that we will complete any such acquisition or that, if completed, the business acquired will make any contribution to our long-term growth.

EMPLOYEES

     At September 12, 1998, we had approximately 149,300 full and part-time employees. Approximately 90% of our employees in the United States and Canada are covered by collective bargaining agreements negotiated with local unions affiliated with one of 12 different international unions. There are approximately 400 such agreements, typically having three-to-five-year terms. Accordingly, we renegotiate a significant number of these agreements every year.

     We have concluded early negotiations and signed new labor contracts covering employees whose collective bargaining agreements had been due to expire in 1998. Certain of these contracts were with employees represented by the United Food and Commercial Workers Union in northern California and Seattle and Spokane, Washington and by the International Brotherhood of Teamsters in southern California. In addition, union members in British Columbia ratified a new labor contract. Our management considers the terms of these new contracts to be satisfactory. As a result of these early negotiations, the only significant remaining labor contract to be negotiated in 1998 is in the Winnipeg operating area covering approximately 40 stores.

     In the last three years there have been four significant work stoppages. During the second quarter of 1997, we were engaged in a 75-day labor dispute affecting 74 stores in the Alberta, Canada operating area. We continued to operate the affected stores with a combination of replacement workers, management and employees who returned to work. During the second and third quarters of 1996, we were engaged in a labor dispute in British Columbia which lasted 40 days and affected 86 stores. Under Provincial law in British Columbia, replacement workers could not be hired, and therefore all the affected stores were closed throughout the strike-lockout. Separately, we were engaged in a strike-lockout in the Denver operating area which lasted 44 days also during the second and third quarters of 1996. All of the Denver stores operated during the strike-lockout, largely with replacement workers. A nine-day strike during the second quarter of 1995 affected 208 stores in northern California. These work stoppages were resolved in a manner that management considered generally satisfactory. We estimate that the Alberta strike reduced 1997 net income by approximately $0.04 per share, that the combined impact of the disputes in Denver and British Columbia reduced 1996 earnings by approximately $0.07 per share, and that the dispute in northern California reduced 1995 earnings by an estimated $0.01 per share.

                         DESCRIPTION OF THE SECURITIES

     The following description of the particular terms of the securities offered hereby (referred to in the accompanying prospectus as the "debt securities") supplements, and to the extent inconsistent replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus.

     We will issue the securities under an indenture between us and The Bank of New York, as trustee. The securities will constitute four different series of debt securities described in the accompanying prospectus. We have summarized select portions of the indenture below. The summary is not complete and is qualified by reference to the indenture. Capitalized terms not otherwise defined herein have the meanings given them in the accompanying prospectus or the indenture.

     In this section, "we," "our" and "us" mean Safeway Inc. excluding, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries.

     Each series of securities is being sold separately and not as a unit.

CERTAIN TERMS OF THE NOTES DUE 2000

     The Notes Due 2000:

        - will be limited to $400,000,000 aggregate principal amount; and

        - will mature on November 15, 2000.

CERTAIN TERMS OF THE NOTES DUE 2001

     The Notes Due 2001:

        - will be limited to $400,000,000 aggregate principal amount; and

        - will mature on November 15, 2001.

CERTAIN TERMS OF THE NOTES DUE 2003

     The Notes Due 2003:

        - will be limited to $350,000,000 aggregate principal amount; and

        - will mature on November 15, 2003.

CERTAIN TERMS OF THE NOTES DUE 2008

     The Notes Due 2008:

        - will be limited to $250,000,000 aggregate principal amount; and

        - will mature on November 15, 2008.

CERTAIN COMMON TERMS OF THE SECURITIES

     The securities will bear interest from November 9, 1998 at the respective rates shown on the front cover of this prospectus supplement, payable on May 15 and November 15 of each year, commencing May 15, 1999, to the persons in whose names the securities are registered on the preceding May 1 and November 1, respectively. The securities will be senior unsecured obligations and will be issued in denominations of $1,000 and integral multiples of $1,000.

     We will pay principal and interest on the securities, register the transfer of securities and exchange the securities at our office or agency maintained for that purpose (which initially will be the corporate trust office of the trustee located at 101 Barclay Street, Floor 21W, New York, New York 10286, Attention:
Corporate Trust Administration). So long as the securities are represented by global debt securities, the interest payable on the securities will be paid to Cede & Co., the nominee of the Depositary, or its registered assigns as the registered owner of such global debt securities, by wire transfer of immediately available funds on each of the applicable interest payment dates. If any of the securities are no longer represented by a global debt security, we have the option to pay interest by check mailed to the address of the person entitled to the interest. No service charge will be made for any transfer or exchange of securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable.

     The securities are not subject to a sinking fund or to redemption or repurchase by us at the option of the holders.

OPTIONAL REDEMPTION

     The Notes Due 2000 and the Notes Due 2001 are not redeemable prior to maturity.

     The Notes Due 2003 and the Notes Due 2008 are redeemable, in whole or in part, at any time at a redemption price equal to the greater of:

        - 100% of the principal amount of such series of securities then outstanding; or

        - as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 12.5 basis points in the case of the Notes Due 2003 or plus 25 basis points in the case of the Notes Due 2008, plus, in either of the above cases, accrued and unpaid interest thereon to the date of redemption.

     "Adjusted Treasury Rate" means, with respect to any redemption date:

        - the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

        - if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such securities ("Remaining Life").

     "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

     "Reference Treasury Dealer" means:

        - each of Morgan Stanley & Co. Incorporated, BT Alex. Brown Incorporated, Chase Securities Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefor another Primary Treasury Dealer; and

        - any other Primary Treasury Dealer selected by the trustee after consultation with us.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

     We will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of the securities to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the securities or portions thereof called for redemption.

LEVERAGE

     As of September 12, 1998, we had approximately $2.9 billion of outstanding indebtedness. At September 12, 1998, on a pro forma basis after giving effect to this offering of securities and the acquisitions of Dominick's and Carr-Gottstein (based on outstanding indebtedness of Dominick's and Carr-Gottstein at August 8, 1998 and June 28, 1998, respectively), we would have had $5.1 billion of outstanding indebtedness. We have indebtedness that is substantial in relation to our stockholders' equity. At September 12, 1998, on a pro forma basis after giving effect to this offering of securities and the acquisitions of Dominick's and Carr-Gottstein (based on outstanding indebtedness of Dominick's and Carr-Gottstein at August 8, 1998 and June 28, 1998, respectively), we would have had a ratio of total debt to stockholders' equity of 1.83 to 1.0. See "Capitalization." Our ability to satisfy our obligations with respect to the securities will be dependent upon our future performance, which will be subject to financial and business conditions and other factors.

RANKING

     With respect to our assets, the securities will be senior unsecured indebtedness and will rank equal in right of payment with all of our other senior unsecured obligations, including our obligations under the Bank Credit Agreement (which is currently unsecured), and senior in right of payment to all of our existing and future subordinated debt. We conduct certain of our operations through direct and indirect wholly owned subsidiaries, including Canada Safeway Limited and Vons. Accordingly, we could be dependent on the earnings of our subsidiaries (which will include Dominick's and Carr-Gottstein once those acquisitions are completed) to meet our debt obligations, including the securities, if our future performance, excluding the operations of our subsidiaries, is not adequate to allow us to satisfy those obligations. Although such earnings may be provided to us by our subsidiaries through dividends and payments on intercompany indebtedness, certain outstanding indebtedness of our subsidiaries in the future may restrict the payment of dividends to us. In addition, under applicable law, our subsidiaries may be limited in the amount that they are permitted to pay as dividends on their capital stock. Also as a result of this structure, the claims of holders of the securities effectively will be subordinated to the claims of creditors of these subsidiaries as to the assets of these subsidiaries, which claims include trade payables, obligations of Canada Safeway Limited and Vons under the Bank Credit Agreement and certain other indebtedness of these subsidiaries.

COVENANTS

  Limitation on Liens

     The indenture provides that, with respect to each series of securities, we will not, nor will we permit any of our Subsidiaries to, create, incur, or permit to exist, any Lien on any of our or their respective properties or assets, whether now owned or hereafter acquired, or upon any income or profits therefrom, in order to secure any of our Indebtedness, without effectively providing that such series of securities shall be equally and ratably secured until such time as that Indebtedness is no longer secured by such Lien, except:

        - Liens existing as of the closing date of the offering of these securities (the "Closing Date");

        - Liens granted after the Closing Date on any of our or our Subsidiaries' assets or properties securing our Indebtedness created in favor of the holders of that series;

        - Liens securing our Indebtedness which is incurred to extend, renew or refinance Indebtedness which is secured by Liens permitted to be incurred under the indenture; provided that those Liens do not extend to or cover any of our or our Subsidiaries' property or assets other than the property or assets securing the Indebtedness being refinanced and that the principal amount of such Indebtedness does not exceed the principal amount of the Indebtedness being refinanced;

        - Permitted Liens; and

        - Liens created in substitution of or as replacements for any Liens permitted by the clauses directly above, provided that, based on a good faith determination of one of our officers, the property or asset encumbered under any such substitute or replacement Lien is substantially similar in nature to the property or asset encumbered by the otherwise permitted Lien which is being replaced.

     Notwithstanding the foregoing, we and any of our Subsidiaries may, without securing any series of securities, create, incur or permit to exist Liens which would otherwise be subject to the restrictions set forth in the preceding paragraph, if after giving effect thereto and at the time of determination, Exempted Debt does not exceed the greater of (i) 10% of Consolidated Net Tangible Assets or (ii) $350,000,000.

  Limitation on Sale and Lease-Back Transactions

     The indenture provides that we will not, nor will we permit any of our Subsidiaries to, enter into any sale and lease-back transaction for the sale and leasing back of any property or asset, whether now owned or hereafter acquired, of ours or any of our Subsidiaries, except such transactions:

        - entered into prior to the Closing Date;

        - for the sale and leasing back to us of any property or asset by one of our Subsidiaries;

        - involving leases for less than three years; or

        - in which the lease for the property or asset is entered into within 120 days after the later of the date of acquisition, completion of construction or commencement of full operations of such property or asset unless:

           - we or the Subsidiary would be entitled under the Limitation on Liens covenant above to create, incur or permit to exist a Lien on the assets to be leased in an amount at least equal to the Attributable Liens in respect of such transaction without equally and ratably securing the securities of that series; or

           - the proceeds of the sale of the assets to be leased are at least equal to their fair market value and the proceeds are applied to the purchase or acquisition (or in the case of real property, the construction) of assets or to the repayment of our or one of our Subsidiaries' Indebtedness which by its terms matures not earlier than one year after the date of such repayment.

  Consolidation, Merger and Sale of Assets

     The indenture provides that we may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person (a "successor person") unless:

        - we are the surviving corporation or the successor person (if other than us) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on such series of securities and under the indenture;

        - immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default shall have occurred and be continuing under the indenture; and

        - certain other conditions are met.

EVENTS OF DEFAULT

     In addition to the Events of Default set forth in the accompanying prospectus, the following is an Event of Default with respect to each series of securities: acceleration of $150,000,000 or more, individually or in the aggregate, in principal amount of our Indebtedness under the terms of the instrument under which that Indebtedness is issued or secured, except as a result of compliance with applicable laws, orders or decrees, if that Indebtedness is not discharged or the acceleration is not annulled within 10 days after written notice.

DEFEASANCE

     The provisions described under "Description of Debt
Securities -- Defeasance of Debt Securities and Certain Covenants in Certain Circumstances" in the accompanying prospectus are applicable to the securities.

BOOK-ENTRY, DELIVERY AND FORM

     Each series of securities will be represented by one or more global debt securities that will be deposited with, or on behalf of, the Depositary and registered in the name of Cede & Co., the nominee of the Depositary.

     The Depositary has advised us and the underwriters that it is:

        - a limited-purpose trust company organized under the New York Banking Law;

        - a "banking organization" within the meaning of the New York Banking
         Law;

        - a member of the Federal Reserve System;

        - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

        - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     The Depositary was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

     Unless and until it is exchanged in whole or in part for certificated debt securities, in definitive form, a global debt security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor depositary or a nominee of such successor depositary.

     The Depositary has further advised us that the Depositary's management is aware that some computer applications, systems, and the like for processing data that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." The Depositary has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions (including principal and interest payments) to security holders, book-entry deliveries, and settlement of trades within the Depositary, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, the Depositary's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     However, the Depositary's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom the Depositary licenses software and hardware, and third party vendors on whom the Depositary relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. The Depositary has informed its participants and other members of the financial community that it is contacting (and will continue to contact) third party vendors from whom the Depositary acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant; and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, the Depositary is in the process of developing such contingency plans as it deems appropriate.

     According to the Depositary, the foregoing information with respect to the Depositary has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

     A further description of the Depositary's procedures with respect to the securities is set forth in the accompanying prospectus under the heading "Description of Debt Securities -- Transfer and Exchange -- Global Debt Securities and Book-Entry System."

CERTAIN DEFINITIONS

     "Attributable Liens" means in connection with a sale and lease-back transaction the lesser of:

        - the fair market value of the assets subject to such transaction; and

        - the present value (discounted at a rate per annum equal to the average interest borne by all outstanding securities issued under the indenture (which may include securities in addition to the securities) determined on a weighted average basis and compounded semi-annually) of the obligations of the lessee for rental payments during the term of the related lease.

     "Bank Credit Agreement" means the Credit Agreement dated as of April 8, 1997 among Safeway Inc., Vons and Canada Safeway Limited, as borrowers, Bankers Trust Company, as administrative agent, The Chase Manhattan Bank, as syndication agent, The Bank of Nova Scotia and Bank of America National Trust and Savings Association, as documentation agents, and the other lenders which are parties thereto, as such agreement may be amended (including any amendment, restatement and successors thereof), supplemented or otherwise modified from time to time, including any increase in the principal amount of the obligations thereunder.

     "Capital Lease" means any Indebtedness represented by a lease obligation of a person incurred with respect to real property or equipment acquired or leased by such person and used in its business that is required to be recorded as a capital lease in accordance with GAAP.

     "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock.

     "Consolidated Net Tangible Assets" means the total amount of our and our Subsidiaries' assets (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom:

        - all of our and our Subsidiaries' current liabilities; and

        - all goodwill, trade names, trademarks, patents, unamortized debt discount and expenses and other like intangibles, determined on a consolidated basis in accordance with GAAP.

     "Exempted Debt" means the sum of the following as of the date of determination:

        - our Indebtedness incurred after the Closing Date and secured by Liens not otherwise permitted by the first sentence under Limitation on Liens above; and

        - our and our Subsidiaries' Attributable Liens in respect of sale and lease-back transactions entered into after the Closing Date, other than sale and lease-back transactions permitted by the limitation on sale and lease-back transactions set forth under Limitation on Sale and Lease-Back Transactions above.

For purposes of determining whether or not a sale and lease-back transaction is "permitted" by Limitation on Sale and Lease-Back Transactions, the last paragraph under Limitation on Liens above (creating an exception for Exempted
Debt) will be disregarded.

     "Indebtedness" of any person means, without duplication, any indebtedness, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements with respect thereto) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to Capital Leases), except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such person prepared on a consolidated basis in accordance with GAAP (but does not include contingent liabilities which appear only in a footnote to a balance sheet), and shall also include, to the extent not otherwise included, the guaranty of items which would be included within this definition.

     "Lien" means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

     "Permitted Liens" means:

        - Liens securing our Indebtedness under the Bank Credit Agreement and any initial or subsequent renewal, extension, refinancing, replacement or refunding thereof;

        - Liens on accounts receivable, merchandise inventory, equipment, and patents, trademarks, trade names and other intangibles, securing our Indebtedness;

        - Liens on any of our assets, any of our Subsidiaries' assets, or the assets of any Joint Venture to which we or any of our Subsidiaries is a party, created solely to secure obligations incurred to finance the refurbishment, improvement or construction of such asset, which obligations are incurred no later than 24 months after completion of such refurbishment, improvement or construction, and all renewals, extensions, refinancings, replacements or refundings of such obligations;

        - (a) Liens given to secure the payment of the purchase price incurred in connection with the acquisition (including acquisition through merger or consolidation) of property (including shares of stock), including Capital Lease transactions in connection with any such acquisition, and (b) Liens existing on property at the time of acquisition thereof or at the time of acquisition by us or one of our Subsidiaries of any person then owning such property whether or not such existing Liens were given to secure the payment of the purchase price of the property to which they attach; provided that, with respect to clause (a), the Liens shall be given within 24 months after such acquisition and shall attach solely to the property acquired or purchased and any improvements then or thereafter placed thereon;

        - Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

        - Liens upon specific items of inventory or other goods and proceeds of any person securing such person's obligations in respect of bankers' acceptances issued or created for the account of such person to facilitate the purchase, shipment or storage of such inventory or other goods;

        - Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

        - Liens on key-man life insurance policies granted to secure our Indebtedness against the cash surrender value thereof;

        - Liens encumbering customary initial deposits and margin deposits and other Liens in the ordinary course of business, in each case securing our Indebtedness under Interest Swap Obligations and Currency Agreements and forward contract, option, futures contracts, futures options or similar agreements or arrangements designed to protect us or any of our Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

        - Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by us or any of our Subsidiaries in the ordinary course of business; and

        - Liens in our favor or the favor of any of our Subsidiaries.

     "Subsidiary" of any specified person means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of that person or a combination thereof.

                                  UNDERWRITERS

     Under the terms and subject to the conditions set forth in the Underwriting Agreement, dated November 3, 1998 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters") have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of the securities set forth opposite their respective names below:

                                     PRINCIPAL AMOUNT    PRINCIPAL AMOUNT    PRINCIPAL AMOUNT    PRINCIPAL AMOUNT
                                     OF NOTES DUE 2000   OF NOTES DUE 2001   OF NOTES DUE 2003   OF NOTES DUE 2008
               NAME                  -----------------   -----------------   -----------------   -----------------
Morgan Stanley & Co. Incorporated.....    $180,000,000        $180,000,000        $157,500,000        $112,500,000
BT Alex. Brown Incorporated...........      36,000,000          36,000,000          31,500,000          22,500,000
Chase Securities Inc. ................      36,000,000          36,000,000          31,500,000          22,500,000
Lehman Brothers Inc. .................      36,000,000          36,000,000          31,500,000          22,500,000
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated...............      36,000,000          36,000,000          31,500,000          22,500,000
Salomon Smith Barney Inc. ............      36,000,000          36,000,000          31,500,000          22,500,000
First Chicago Capital Markets, Inc....      20,000,000          20,000,000          17,500,000          12,500,000
Scotia Capital Markets (USA) Inc. ....      20,000,000          20,000,000          17,500,000          12,500,000
                                          ------------        ------------        ------------        ------------
          Total.......................    $400,000,000        $400,000,000        $350,000,000        $250,000,000
                                          ============        ============        ============        ============

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the securities are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all the securities if any are taken.

     The Underwriters propose initially to offer part of the securities to the public at the public offering prices set forth on the cover page hereof and in part to certain dealers at prices that represent a concession not in excess of
 .150% of the principal amount in the case of the Notes Due 2000, .250% of the principal amount in the case of the Notes Due 2001, .350% of the principal amount in the case of the Notes Due 2003 and .400% of the principal amount in the case of the Notes Due 2008. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of .075% of the principal amount in the case of the Notes Due 2000, .125% of the principal amount in the case of the Notes
Due 2001, .250% of the principal amount in the case of the Notes Due 2003 and
 .250% of the principal amount in the case of the Notes Due 2008 to certain other dealers. After the initial offering of the securities, the offering price and other selling terms may from time to time be varied by the Underwriters.

     We do not intend to apply for listing of the securities on a national securities exchange, but have been advised by the Underwriters that they presently intend to make a market in the securities, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the securities and any such market making may be discontinued at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the securities.

     In order to facilitate the offering of the securities, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, the Underwriters may over-allot in connection with this offering, creating short positions in the securities for their own account. In addition, to cover over-allotments or to stabilize the price of the securities, the Underwriters may bid for, and purchase, securities in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing securities in this offering, if the Underwriters repurchase previously distributed securities in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Underwriters or their affiliates have provided and may in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for us in the ordinary course of business for which they have received and will receive customary compensation.

                                 LEGAL MATTERS

     Latham & Watkins of San Francisco, California, and Michael C. Ross, our General Counsel, will issue an opinion about certain legal matters with respect to the securities for Safeway. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of our common stock. These persons do not have the power to vote or dispose of such shares of common stock. Brown & Wood LLP of San Francisco will act as counsel for the underwriters.

                                  SAFEWAY INC.

                                DEBT SECURITIES

                               ------------------

     We may from time to time sell up to $2,000,000,000 aggregate initial offering price of our debt securities. These debt securities may consist of debentures, notes or other types of debt. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                               ------------------

     These securities have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                October 27, 1998

     WE HAVE NOT AUTHORIZED ANY DEALER, SALESMAN OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS. YOU MUST NOT RELY UPON ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AS IF WE HAD AUTHORIZED IT. THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE, NOR DO THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE INFORMATION CONTAINED IN THIS PROSPECTUS AND THE SUPPLEMENT TO THIS PROSPECTUS IS ACCURATE AS OF THE DATES ON THEIR COVERS. WHEN WE DELIVER THIS PROSPECTUS OR A SUPPLEMENT OR MAKE A SALE PURSUANT TO THIS PROSPECTUS, WE ARE NOT IMPLYING THAT THE INFORMATION IS CURRENT AS OF THE DATE OF THE DELIVERY OR SALE.

                           -------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About this Prospectus.......................................    1
Where You Can Find More Information.........................    1
Disclosure Regarding Forward-Looking Statements.............    2
The Company.................................................    2
Use of Proceeds.............................................    3
Ratio of Earnings to Fixed Charges..........................    4
Description of Debt Securities..............................    4
Plan of Distribution........................................   11
Legal Matters...............................................   12
Experts.....................................................   13

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "Commission") utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $2,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the next heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the Commission, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511. You can also obtain copies of these materials from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). The registration statement contains additional information about us and the debt securities. You may inspect the registration statement and exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Commission at prescribed rates.

     The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the following documents we filed with the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

        - Annual Report on Form 10-K for the year ended January 3, 1998 (including information specifically incorporated by reference into our Form 10-K from our 1997 Annual Report to Stockholders and Proxy Statement for our 1998 Annual Meeting of Stockholders) and Form 10-K/A filed March 10, 1998;

        - Quarterly Reports on Form 10-Q for the quarters ended March 28, 1998, June 6, 1998 and September 12, 1998;

        - Current Reports on Form 8-K filed on July 15, 1998 and October 19, 1998; and

        - all documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before we stop offering the debt securities (other than those portions of such documents described in paragraphs (i), (k), and
          (l) of Item 402 of Regulation S-K promulgated by the Commission).

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                               Investor Relations
                                  Safeway Inc.
                           5918 Stoneridge Mall Road
                          Pleasanton, California 94588
                                 (925) 467-3790

     You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements relate to, among other things, capital expenditures, cost reduction, cash flow and operating improvements and are indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "the Company believes," "the Company intends," "we believe," "we intend" and similar words or phrases. The following factors are among the principal factors that could cause actual results to differ materially from the forward-looking statements: general business and economic conditions in our operating regions, including the rate of inflation/deflation, population, employment and job growth in our markets; pricing pressures and other competitive factors, which could include pricing strategies, store openings and remodels; results of our programs to reduce costs; the ability to integrate any companies we acquire and achieve operating improvements at those companies; relations with union bargaining units; issues arising from addressing year 2000 information technology issues; opportunities or acquisitions that we pursue; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

                                  THE COMPANY

     We operate a chain of food and drug stores in North America, comprised of 1,381 stores at September 12, 1998. Our U.S. retail operations are located principally in northern California, southern California, Oregon, Washington, Colorado, Arizona and the Mid-Atlantic region. Our Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of our retail operations, we have an extensive network of distribution, manufacturing and food processing facilities.

     In April 1997, we completed a merger with The Vons Companies, Inc. ("Vons") pursuant to which we issued 83.2 million shares of our common stock for all of the shares of Vons common stock that we did not already own. We also hold a 49% interest in Casa Ley, S.A. de C.V. which, as of September 12, 1998, operated 75 food and general merchandise stores in western Mexico.

     Our principal executive offices are located at 5918 Stoneridge Mall Road, Pleasanton, California 94588, and our telephone number is (925) 467-3000.

RECENT DEVELOPMENTS

     Dominick's Acquisition. On October 13, 1998, we signed a definitive agreement to acquire all of the outstanding shares of Dominick's Supermarkets, Inc. ("Dominick's") for $49 cash per share, or a total of approximately $1.2 billion. At August 8, 1998, Dominick's had outstanding approximately $646 million of debt, most of which we will repay in connection with that transaction.

     Dominick's operates 111 stores in the greater Chicago metropolitan area and had fiscal 1997 revenues of $2.6 billion. Dominick's also owns and operates two primary distribution facilities and a dairy processing plant.

     We commenced a cash tender offer for all of Dominick's outstanding shares on October 19, 1998, and that tender offer is currently set to expire on November 16, 1998. Affiliates of The Yucaipa Companies and Apollo Advisors, L.P that own approximately 41% of the outstanding shares have agreed to tender their shares in the tender offer and have granted us options to buy their shares at $49 cash per share upon termination of the definitive agreement in certain circumstances. Following the successful completion of the tender offer, the definitive agreement provides that a wholly owned subsidiary of Safeway will be merged with Dominick's, with Dominick's surviving as our wholly owned subsidiary.

     The acquisition of Dominick's is subject to a number of conditions, including the valid tender in the tender offer of a majority of Dominick's outstanding shares (determined on a fully diluted basis, excluding shares issuable upon exercise of a warrant held by The Yucaipa Companies), the receipt of certain regulatory approvals and other customary closing conditions. Although we cannot assure you that all of these conditions will be satisfied or waived, we believe we will complete the transaction before the end of 1998.

     Carr-Gottstein Acquisition. On August 6, 1998, we signed a definitive agreement to acquire all of the outstanding shares of Carr-Gottstein Foods Co. ("Carr-Gottstein") for $12.50 per share, or a total of approximately $110 million, in a cash merger transaction. In addition, at June 28, 1998, Carr-Gottstein had outstanding approximately $224 million of debt, substantially all of which we will repay in connection with that transaction.

     Carr-Gottstein is the leading food and drug retailer in Alaska, with 49 stores (including liquor and tobacco stores) primarily located in Anchorage, as well as Fairbanks, Juneau, Kenai and other Alaska communities. Carr-Gottstein is Alaska's highest-volume alcoholic beverage retailer through its chain of 17 wine and liquor stores operated under the name Oaken Keg Spirit Shops. Carr-Gottstein also operates seven specialty tobacco stores under the name The Great Alaska Tobacco Company. In addition, Carr-Gottstein's vertically integrated organization includes freight transportation operations and a full-line food warehouse and distribution center.

     The definitive agreement requires Carr-Gottstein to call a special meeting of its stockholders where they will be asked to approve the merger of one of our wholly owned subsidiaries with Carr-Gottstein, with Carr-Gottstein surviving as our wholly owned subsidiary. An affiliate of Leonard Green & Associates owns approximately 35% of the outstanding shares and has agreed to vote its shares in favor of the transaction. Upon completion of the merger, each outstanding Carr-Gottstein share will be converted into the right to receive $12.50 in cash.

     The acquisition of Carr-Gottstein is subject to a number of conditions, including the approval of a majority of Carr-Gottstein's outstanding shares, the receipt of certain regulatory approvals and other customary closing conditions. Safeway and Carr-Gottstein have received a request for additional information from the Federal Trade Commission, and we and Carr-Gottstein are in the process of compiling information in response to this request. Although we cannot assure you that all of these conditions will be satisfied or waived, we believe we will complete the transaction in early 1999.

     Financing the Acquisitions. We intend to finance the acquisitions of Dominick's and Carr-Gottstein with a combination of bank borrowings and commercial paper proceeds. In addition to our existing credit agreement and commercial paper program, we have recently secured the commitment of a group of lenders to provide up to $500 million of borrowings under a 364-day credit facility. We may also choose to make public offerings of debt securities.

                                USE OF PROCEEDS

     Unless we indicate otherwise in the applicable prospectus supplement, we anticipate that any net proceeds will be used for general corporate purposes, which may include but are not limited to funding our obligations in the acquisitions of Dominick's and Carr-Gottstein, including repaying or refinancing bank borrowings or commercial paper proceeds, and for working capital, capital expenditures and other acquisitions. The factors which we will consider in any refinancing will include the amount and characteristics of any debt securities issued and may include, among others, the impact of such refinancing on our interest coverage, debt-to-capital ratio, liquidity and earnings per share. We will set forth in the prospectus supplement our intended use for the net proceeds received from the sale of any series of debt securities. Pending the application of the net proceeds, we expect to invest these proceeds in short-term interest-bearing instruments or other investment-grade debt securities or to reduce indebtedness under our commercial paper program or bank credit agreement.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges for the periods indicated are as follows:

                                                                      FISCAL YEAR
                                                         -------------------------------------
                                                         1997    1996    1995    1994    1993
                                                         -----   -----   -----   -----   -----
Ratio of earnings to fixed charges (a).................  4.10x   3.63x   2.81x   2.28x   1.51x

---------------
(a) For these ratios, "earnings" represents income before income taxes, extraordinary loss, equity in earnings of unconsolidated affiliates, minority interest in subsidiary and fixed charges (other than capitalized interest). "Fixed charges" represents interest on indebtedness (including capitalized interest) and a share of rental expense which is deemed to be representative of the interest factor.

                           DESCRIPTION OF DEBT SECURITIES

     This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

     We may offer under this prospectus up to $2,000,000,000 aggregate principal amount of debt securities, or if debt securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $2,000,000,000. Unless otherwise specified in a supplement to this prospectus, the debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

     The debt securities will be issued under an indenture between us and The Bank of New York, as trustee. We have summarized select portions of the indenture below. The summary is not complete. The form of the indenture has been incorporated by reference as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. In the summary below, we have included references to the section numbers of the indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meaning specified in the indenture.

     When we refer to "we," "our" and "us" in this section, we mean Safeway Inc. excluding, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries.

GENERAL

     The terms of each series of debt securities will be established by or pursuant to a resolution of our Board of Directors and set forth or determined in the manner provided in an officers' certificate or by a supplemental indenture. (Section 2.2) The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series (including any pricing supplement).

     We can issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement (including any pricing supplement) relating to any series of debt securities being offered, the initial offering price, the aggregate principal amount and the following terms of the debt securities:

        - the title of the debt securities;

        - the price or prices (expressed as a percentage of the aggregate principal amount) at which we will sell the debt securities;

        - any limit on the aggregate principal amount of the debt securities;

        - the date or dates on which we will pay the principal on the debt securities;

        - the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

        - the place or places where principal of, premium and interest on the debt securities will be payable;

        - the terms and conditions upon which we may redeem the debt securities;

        - any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

        - the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

        - the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

        - whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

        - the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

        - the currency of denomination of the debt securities;

        - the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

        - if payments of principal of, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

        - the manner in which the amounts of payment of principal of, premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

        - any provisions relating to any security provided for the debt securities;

        - any addition to or change in the Events of Default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

        - any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

        - any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series; and

        - any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities. (Section 2.2)

     We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

     If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

TRANSFER AND EXCHANGE

     Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as Depositary (the "Depositary"), or a nominee (we will refer to any debt security represented by a global debt security as a "book-entry debt security"), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a "certificated debt security") as set forth in the applicable prospectus supplement. Except as set forth under the heading "Global Debt Securities and Book-Entry System" below, book-entry debt securities will not be issuable in certificated form.

     CERTIFICATED DEBT SECURITIES. You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

     You may effect the transfer of certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

     GLOBAL DEBT SECURITIES AND BOOK-ENTRY SYSTEM. Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the Depositary, and registered in the name of the Depositary or a nominee of the Depositary.

     The Depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

     Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the Depositary for the related global debt security ("participants") or persons that may hold interests through participants. Upon the issuance of a global debt security, the Depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

     So long as the Depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the Depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

     We understand, however, that under existing industry practice, the Depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the Depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture. (Section 2.14.6)

     We will make payments of principal of, and premium and interest on book-entry debt securities to the Depositary or its nominee, as the case may be, as the registered holder of the related global debt security. (Section 2.14.5) Safeway, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

     We expect that the Depositary, upon receipt of any payment of principal of, premium or interest on a global debt security, will immediately credit participants' accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such Depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants.

     We will issue certificated debt securities in exchange for each global debt security if the Depositary is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an Event of Default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the Depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

     We have obtained the foregoing information concerning the Depositary and the Depositary's book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

NO PROTECTION IN THE EVENT OF A CHANGE OF CONTROL

     Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect holders of debt securities.

COVENANTS

     We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person (a "successor person") unless:

        - we are the surviving corporation or the successor person (if other than Safeway) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

        - immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing under the indenture; and

        - certain other conditions are met. (Section 5.1)

EVENTS OF DEFAULT

     "Event of Default" means with respect to any series of debt securities, any of the following:

        - default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

        - default in the payment of principal of or premium on any debt security of that series when due and payable;

        - default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

        - default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than a majority in principal amount of the outstanding debt securities of that series as provided in the indenture;

        - certain events of bankruptcy, insolvency or reorganization; and

        - any other Event of Default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

     No Event of Default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an Event of Default with respect to any other series of debt securities. (Section 6.1) The occurrence of an Event of Default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain Events of Default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

     If an Event of Default with respect to debt securities of any series at the time outstanding occurs and is continuing (except as to certain events of bankruptcy, insolvency or reorganization), then the trustee or the holders of not less than a majority in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all Events of Default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. (Section 6.2) For information as to waiver of defaults see the discussion set forth below under "-- Modification and Waiver." We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an Event of Default.

     The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. (Section 7.1 (e)) Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. (Section 6.12)

     No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

        - that holder has previously given to the trustee written notice of a continuing Event of Default with respect to debt securities of that series; and

        - the holders of at least a majority in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days. (Section 6.7)

     Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment. (Section 6.8)

     The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. (Section 4.3) The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any Default or Event of Default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities. (Section 7.5)

MODIFICATION AND WAIVER

     We and the trustee may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We and the trustee may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

        - reduce the amount of debt securities whose holders must consent to an amendment or waiver;

        - reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

        - reduce the principal of or premium on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

        - reduce the principal amount of discount securities payable upon acceleration of maturity;

        - waive a default in the payment of the principal of, premium or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

        - make the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

        - make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

        - waive a redemption payment with respect to any debt security. (Section 9.3)

     Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. (Section 9.2) The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, premium or any interest on any debt security of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration. (Section 6.13)

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

     LEGAL DEFEASANCE. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. Government Obligations or, in the case of debt securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

     This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred. (Section 8.3)

     DEFEASANCE OF CERTAIN COVENANTS. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

        - we may omit to comply with the covenants described under the heading "Consolidation, Merger and Sale of Assets" and certain other covenants set forth in the indenture, as well as any additional covenants which may be set forth in the applicable prospectus supplement; and

        - any omission to comply with those covenants will not constitute a Default or an Event of Default with respect to the debt securities of that series ("covenant defeasance").

The conditions include:

        - depositing with the trustee money and/or U.S. Government Obligations or, in the case of debt securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

        - delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred. (Section 8.4)

     COVENANT DEFEASANCE AND EVENTS OF DEFAULT. In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. Government Obligations or Foreign Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the Event of Default. However, we shall remain liable for those payments.

     "FOREIGN GOVERNMENT OBLIGATIONS" means, with respect to debt securities of any series that are denominated in a currency other than U.S. Dollars:

        - direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged which are not callable or redeemable at the option of the issuer thereof; or

        - obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government which are not callable or redeemable at the option of the issuer thereof.

GOVERNING LAW

     The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York. (Section 10.10)

                              PLAN OF DISTRIBUTION

     We may sell the debt securities to one or more underwriters for public offering and sale by them and may also sell the debt securities to investors directly or through agents. We will name any underwriter or agent involved in the offer and sale of debt securities in the applicable prospectus supplement. We have reserved the right to sell or exchange debt securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

     We may distribute the debt securities from time to time in one or more transactions:

        - at a fixed price or prices, which may be changed;

        - at market prices prevailing at the time of sale;

        - at prices related to such prevailing market prices; or

        - at negotiated prices.

     We may also, from time to time, authorize dealers, acting as our agents, to offer and sell debt securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of debt securities, we, or the purchasers of debt securities for whom the underwriters may act as agents, may compensate underwriters in the form of underwriting discounts or commissions. Underwriters may sell the debt securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase debt securities as a principal, and may then resell the debt securities at varying prices to be determined by the dealer.

     We will describe in the applicable prospectus supplement any compensation we pay to underwriters or agents in connection with the offering of debt securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of debt securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the debt securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, and to reimburse these persons for certain expenses.

     To facilitate the offering of debt securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the debt securities. This may include over-allotments or short sales of the debt securities, which involves the sale by persons participating in the offering of more debt securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the debt securities by bidding for or purchasing debt securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if debt securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the debt securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

     Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for Safeway in the ordinary course of our business.

                                 LEGAL MATTERS

     Latham & Watkins of San Francisco, California, will issue an opinion about certain legal matters with respect to the debt securities for Safeway. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of our common stock. These persons do not have the power to vote or dispose of such shares of common stock. Any underwriters will be advised about the other issues relating to any offering by their own legal counsel.

                                    EXPERTS

     Our consolidated financial statements as of January 3, 1998 and December 28, 1996 and for each of the three fiscal years in the period ended January 3, 1998, which are incorporated by reference herein from our Annual Report on Form 10-K for the year ended January 3, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is also incorporated by reference herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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

                             [LOGO OF SAFEWAY INC.]